SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From:  August 5, 2008
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 5, 2008	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

August 5, 2008
Ivanhoe Australia completes A$125 million IPO.
Ivanhoe Mines’ 80%-owned subsidiary begins trading
on Australian Stock Exchange August 6 under symbol “IVA”.
Ivanhoe Australia focused on development of iron-oxide
copper-gold discoveries in historic Mount Isa-Cloncurry mining district.
MELBOURNE, AUSTRALIA — Ivanhoe Mines’ Executive Chairman Robert Friedland today announced the successful completion of subsidiary Ivanhoe Australia’s A$125 million initial public offering.
Ivanhoe Australia, which remains 80%-owned by Canada-based parent Ivanhoe Mines, will begin trading on the Australian Stock Exchange tomorrow (August 6) under the symbol IVA.
The Ivanhoe Australia IPO, which closed August 1, sold 62.5 million shares at A$2 each. The company’s initial market capitalization is A$625 million. Ivanhoe Australia previously was 100%-owned by Ivanhoe Mines.
The offering, which was heavily supported by investors in Australia, the United States, Canada and Asia, has raised capital for the ongoing exploration and development of Ivanhoe Australia’s extensive tenements that cover 2,250 square kilometres in the Mount Isa-Cloncurry mineral district in northwest Queensland — one of the world’s richest mineral-producing regions.
Ivanhoe Australia’s current focus is on the preparation of development studies for its iron-oxide copper-gold (IOCG) discoveries at three key projects: Mount Elliott, Mount Dore and the Starra Line. A high-grade IOCG zone has been delineated at the Mount Elliott Project within a major, bulk-minable copper-gold system. An infill-drilling program at the Mount Dore project is delineating a large oxide-copper resource suitable for heap-leach, solvent extraction-electrowinning processing — as well as testing deeper, polymetallic and copper-gold sulfide mineralization. Re-evaluation of the previous copper-gold mines on the Starra Line is underway. Independent, 43-101-compliant estimates of the mineral resources identified to date at the three projects are expected to be completed in the near future. Significant uranium potential also has been identified in the company’s northern and central tenements, consistent with the results of previous operators, including Rio Tinto.
“With the majority of the proceeds from the initial public offering earmarked for exploration and development over the next two years, Ivanhoe Australia now has the dedicated financial resources it requires to move on with the discovery and development assessment processes and to expand its deep-drilling exploration program to probe beyond the limits of previously discovered resources,” Mr. Friedland said.

Mr. Friedland, who also is Chairman of Ivanhoe Australia, said investors were enthusiastic about the company’s potential to become a significant copper, gold and uranium producer in a district that also has significant additional potential for zinc, silver and cobalt. “The Mount Isa-Cloncurry district of Queensland is one of the great mineral storehouses of the world and will become one of the most important suppliers to China’s emergence as the world’s fastest growing manufacturing hub.”
Ivanhoe Mines will receive a total of A$38.4 million from Ivanhoe Australia as partial repayment of an inter-company loan and full repayment of a loan to acquire shares in Exco Resources. Ivanhoe Australia currently owns 19.9% of Exco, an Australian company that holds exploration tenements in the Cloncurry district totalling 4,100 square kilometres — including 560 square kilometres that are covered by an 80% earn-in joint-venture agreement with Ivanhoe Australia.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Ivanhoe Mines Investor Relations:  Bill Trenaman; Media: Bob Williamson +1.604.688.5755
Forward-Looking Statements — This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue,” or the negative of these terms, or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our, or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Readers are referred to the sections entitled “Risk Factors” in Ivanhoe Mines’ periodic filings with Canadian and US Securities Commissions.